QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.01

Statement Regarding Computation of Ratios (in thousands, except ratios)

	Fiscal Year Ended March 31,					Six Months Ended September 30,
	1998	1999	2000	2001	2002	2002
Fixed charges:
Interest expense, including amortization of debt expense	$12,402	$12,103	$11,577	$11,852	$13,387	$9,185
Portion of rent deemed to be interest	2,200	1,233	433	1,033	1,000	486

Total fixed charges	$14,602	$13,336	$12,010	$12,885	$14,387	$9,671

Earnings (loss):
Income (loss) from continuing operations before income taxes	$236,412	$11,893	$237,356	$114,794	$(189,160)	$(7,029)
Fixed charges per above	14,602	13,336	12,010	12,885	14,387	9,671

Total earnings (loss)	$251,014	$25,229	$249,366	$127,679	$(174,773)	$2,642

Ratio of earnings to fixed charges	17.19x	1.89x	20.76x	9.91x	—	0.27x
Deficiency of earnings available to cover fixed charges	$—	$—	$—	$—	$189,160	$—

QuickLinks

Statement Regarding Computation of Ratios (in thousands, except ratios)